                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No.___)


                           DuraSwitch Industries, Inc.
                                (Name of Issuer)



                                  Common Stock
                         (Title of Class of Securities)



                                   266905 20 7
                                 (CUSIP Number)


* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                        (Continued on following page(s))


                                   PAGE 1 OF 6
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CUSIP NO. 266905 20 7                   13G                   Page 2 of 6 Pages

1      NAME OF REPORTING PERSONS
       S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

       Blackwater Capital Partners, L.P.

2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                         (a) / /
                                                                         (b) / /

3      SEC USE ONLY

4      CITIZENSHIP OR PLACE OF ORGANIZATION

       Delaware

              NUMBER OF                   5     SOLE VOTING POWER
                SHARES                          - 0 -
             BENEFICIALLY
               OWNED BY                   6     SHARED VOTING POWER
                 EACH                           442,155
              REPORTING
                PERSON                    7     SOLE DISPOSITIVE POWER
                 WITH                           - 0 -

                                          8     SHARED DISPOSITIVE POWER
                                                442,155

9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       442,155

10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
       (See Instructions)                                                   / /

11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

       5.9%

12     TYPE OF REPORTING PERSON (See Instructions)

       PN

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CUSIP NO. 266905 20 7                   13G                   Page 3 of 6 Pages

1      NAME OF REPORTING PERSONS
       S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

       Steven R. Green

2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                         (a) / /
                                                                         (b) / /

3      SEC USE ONLY

4      CITIZENSHIP OR PLACE OF ORGANIZATION

       United States

              NUMBER OF                   5     SOLE VOTING POWER
                SHARES                          - 0 -
             BENEFICIALLY
               OWNED BY                   6     SHARED VOTING POWER
                 EACH                           442,155
              REPORTING
                PERSON                    7     SOLE DISPOSITIVE POWER
                 WITH                           - 0 -

                                          8     SHARED DISPOSITIVE POWER
                                                442,155

9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       442,155

10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
       (See Instructions)                                                   / /

11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

       5.9%

12     TYPE OF REPORTING PERSON (See Instructions)

       IN

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ITEM 1(a)       NAME OF ISSUER:

                DuraSwitch Industries, Inc. (the "Issuer")

ITEM 1(b)       ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                234 S. Extension Road, Mesa, Arizona 85210

ITEM 2(a)       NAME OF PERSONS FILING:

                Blackwater Capital Partners L.P. ("Blackwater")

                Steven R. Green ("Green")

ITEM 2(b)       ADDRESS OF THE PRINCIPAL BUSINESS OFFICE OF PERSON FILING.

                1800 Glenview Road, Glenview, Illinois 60025

ITEM 2(c)       CITIZENSHIP:

                Blackwater: Delaware (organized in)

                Green: United States of America

ITEM 2(d)       TITLE OF CLASS OF SECURITIES:

                Common stock, par value $0.001 per share

ITEM 2(e)       CUSIP NUMBER:

                266905 20 7

ITEM 3.         IF THIS STATEMENT IS FILED PURSUANT TO RULES 13d-1(b) OR 13d-2
                (b), CHECK WHETHER THE PERSON FILING IS A:

                Not applicable.

ITEM 4.         OWNERSHIP

                Blackwater:

                (a)      AMOUNT BENEFICIALLY OWNED: 442,155

                (b)      PERCENT OF CLASS: 5.9%


                                   PAGE 4 OF 6

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                (c)      NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:

                         (i)     sole power to vote or to direct the vote:
                                 - 0 -

                         (ii)    shared power to vote or to direct the vote:
                                 442,155

                         (iii) sole power to dispose or to direct the disposition of: - 0 -

                         (iv) shared power to dispose or to direct the disposition of: 442,155

                Green:

                (a)      AMOUNT BENEFICIALLY OWNED: 442,155

                (b)      PERCENT OF CLASS: 5.9%

                (c)      NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:

                         (i)     sole power to vote or to direct the vote:
                                 - 0 -

                         (ii)    shared power to vote or to direct the vote:
                                 442,155

                         (iii) sole power to dispose or to direct the disposition of: - 0 -

                         (iv) shared power to dispose or to direct the disposition of: 442,155

ITEM 5.         OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

                Not applicable.

ITEM 6.         OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

                Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

                Not applicable.

ITEM 8.         IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

                Not applicable.

ITEM 9.         DISSOLUTION OF GROUP

                Not applicable.

ITEM 10.        CERTIFICATION

                Not applicable.


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                                    SIGNATURE

         After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.


                                        Date: February 1, 2000

                                        /s/ Steven R. Green
                                        ______________________________________
                                        Steven R. Green


                                        Blackwater Capital Partners, L.P.


                                        By: /s/ Steven R. Green
                                           ___________________________________
                                           Steven R. Green, General Partner


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